News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

7.00am (BST)
19 April 2011

INTERIM MANAGEMENT STATEMENT
REED ELSEVIER PROVIDES UPDATE ON TRADING AND REAFFIRMS 2011 OUTLOOK

In the first quarter of 2011, Reed Elsevier had underlying revenue growth in each of its businesses excluding the net cycling out of biennial shows in Reed Exhibitions. As stated in February, we expect in 2011 a gradual recovery and a continued improvement in performance.

The trading performance for the first quarter and trends in Reed Elsevier’s businesses are as follows:

Elsevier: Growth rates in the first quarter continued at a similar level to 2010 full year. Completion of subscription renewals is well progressed and in line with expectations. The budget environment varies considerably by geography and customer, although it remains constrained in many markets. Good growth has continued in Scopus and other electronic solutions. Growth in Health Sciences was held back by weakness in pharma promotion, European markets and cut backs in student enrolment at US career schools. Overall, another year of modest revenue growth is expected in Elsevier.

LexisNexis Risk Solutions: Good growth was seen in the first quarter driven by sales of data and analytics in the insurance business, although the insurance software licence business had a slow start. Screening solutions grew well and recovery has continued in business services. Government solutions growth was held back by US federal budget uncertainties. New product initiatives across the Risk Solutions business position it well for another year of good growth.

LexisNexis Legal & Professional: In the first three months of the year, underlying revenues at Legal & Professional returned to growth. New sales grew strongly in the US, although law firms, corporations and governments continued to be cautious in their spending. Outside the US, strong growth in online services and solutions was largely offset by continuing format migration and decline of print products. Revenue recovery is expected to be gradual, with the adjusted operating margin broadly flat in 2011.

Reed Exhibitions: Annual shows held in the first quarter averaged mid to high single digit revenue growth rates, including strong double digit growth in emerging markets. We expect continued good growth this year in annual shows and significant launch activity, although 2011 is impacted by the net cycling out of biennial shows, particularly in the first half.

Reed Business Information: Underlying revenues returned to growth in the first quarter, reflecting improvement in RBI’s markets and the benefit of the portfolio actions taken. The data services and online marketing solutions businesses grew particularly well. While leading brands have stabilised, other business magazines and services continue to be impacted by difficult print advertising markets particularly in continental Europe.

Financial position: Reed Elsevier’s financial position remains strong with good cash generation.

Forward-looking statements: This Interim Management Statement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended.  These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated.  The terms “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe” and similar expressions identify forward-looking statements.  Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to: general economic and business conditions; competitive factors in the industries in which Reed Elsevier operates; demand for Reed Elsevier’s products and services; exchange rate fluctuations; legislative, fiscal and regulatory developments; political risks; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and internet communications; the availability of third party content and data; terrorism, acts of war and pandemics; the impact of technological change; and other risks referenced from time to time in the filings of Reed Elsevier PLC and Reed Elsevier NV with the US Securities and Exchange Commission.

Segment reporting — historical comparative data: LexisNexis Risk Solutions and LexisNexis Legal & Professional, previously combined as one LexisNexis business, have operated as two distinct businesses from 1 January 2011 and will be reported as separate operating segments in 2011. Comparative figures for 2010 will be presented for the half year and for the full year on a pro forma basis as follows:

	Six months to 30 June 2010				Year ended 31 December 2010
	Revenue		Adjusted operating profit		Revenue		Adjusted operating profit
	£	m	£	m	£	m	£	m

Risk Solutions		464		180		927		354
Legal & Professional		816		100		1,691		238

LexisNexis		1,280		280		2,618		592

The seasonality of the Legal & Professional business revenues and operating profits reflects the typically more significant publishing schedule in the second half of the year.

The Annual General Meeting of Reed Elsevier NV is being held in Amsterdam today. The Annual General Meeting of Reed Elsevier PLC will be held in London tomorrow.

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Enquiries

Patrick Kerr (Media) +44 20 7166 5646	Sybella Stanley (Investors) +44 20 7166 5630

Notes to Editors

Reed Elsevier is a world leading publisher and information provider targeting the science and medical, legal, risk management, and business to business sectors. We provide high value and flexible information solutions to professional users. The group employs more than 30,000 people, including over 16,000 in North America. In February 2011, Reed Elsevier reported revenue for 2010 of £6,055m/€7,084m. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.